Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC. ANNOUNCES RESIGNATION OF YUZHU SHI AS CEO

SHANGHAI, PRC — April 9, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today that Mr. Yuzhu Shi has resigned from his office as Chief Executive Officer of the Company effective April 19, 2013. Mr. Shi will continue to serve as the Chairman of the Board of Directors of the Company and the Board will appoint a new CEO, accompanied with a formal announcement to be made on April 19, 2013.

Mr. Yuzhu Shi, Giant’s Chairman commented, “I am very proud of what Giant has achieved in the past nine years since we founded the Company in 2004. From developing the landmark free-to-play MMORPG ZT Online to being a public company listed on the NYSE, I have always envisioned Giant becoming a mature company with a self-sustaining culture and core values, relying on the entire team to produce the results which we demand of ourselves. Over the past several years we reorganized our research and development organization into independent studios, in order to foster the cross-fertilization of ideas and incentivize our developers to continually create innovative and commercially successful games. Our young talents have led their teams to create breakthrough games such as ZT Online 2 and the upcoming World of Xianxia, and have proved that this industry truly belongs to the young. I will continue to oversee the Company’s strategic direction as Chairman of the Board, and to provide my full support to our management team and talents as Giant strides into the future, relying on the values we have nurtured company-wide to pave the way for exciting opportunities ahead.”

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, and Allods Online. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

Fleishman-Hillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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